Ferreyros CAT

Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information



Lima, September 11th,2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of August 31st , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

FERREYROS S.A.A. 20060908 11:18:57 GFAC

RELACION DE ACCIONISTAS Pag.

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCEN
1	R	20157036794	IN - FONDO 2	26,648,295	1.1000	10.314
2	R	20170124449	NV - FONDO 2	25,905,085	1.1000	10.026
3	R	20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.	24,879,878	1.1000	9.629
4	R	20143980821	HO-FONDO 2	24,103,865	1.1000	9.329
5	*	038013580	HORSESHOE BAY LIMITED	16,700,420	1.1000	6.464
6	R	20142829551	PR - FONDO 2	15,612,395	1.1000	6.042
7	E	08191212	MONTERO ARAMBURU EDUARDO	12,710,999	1.1000	4.919
8	R	20510398158	RI - FONDO 2	8,728,833	1.1000	3.378
9	R	20100228352	CORPORACION CERVESUR S.A.A.	8,051,557	1.1000	3.116
10	*	027012415	HYBISCUS CAPITAL LTD.	7,867,697	1.1000	3.045
11	R	20137909813	ÑORTENSIA S.A.	7,742,005	1.1000	2.996
12	*	021015391	DUCKTOWN HOLDINGS S.A.	7,651,485	1.1000	2.961
13	R	20215376916	BUSLETT S.A.	6,069,571	1.1000	2.349
14	R	20142829551	PR - FONDO 3	4,207,274	1.1000	1.628
15	R	20171049262	INVERSIONES VARESLI S.A.	3,872,778	1.1000	1.498
16	*	021009695	ATLANTIC SECURITY BANK	3,653,516	1.1000	1.414
17	R	20510398158	RI - FONDO 3	3,290,367	1.1000	1.273
18	R	20157036794	IN - FONDO 3	3,240,736	1.1000	1.254
19	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	2,799,049	1.1000	1.083
20	R	20111691631	GONDOMAR S.A.	2,502,358	1.1000	0.968
21	R	20468451451	TRANSACCIONES FINANCIERAS	2,109,545	1.1000	0.816
22	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	2,108,320	1.1000	0.816
23	E	08243243	ARAMBURU DE MONTERO BLANCA	1,905,392	1.1000	0.737
24	R	20170124449	NV - FONDO 3	1,851,362	1.1000	0.716
25	R	20170124449	NV-FONDO 1	1,816,063	1.1000	0.702
26	R	20143980821	HO-FONDO 1	1,422,857	1.1000	0.550
27	E	07277264	ESPINOSA BEDOYA OSCAR	1,383,717	1.1000	0.535
28	R	20121047072	FUNDACION MANUEL J. BUSTAMANTE	1,371,110	1.1000	0.530
29	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,361,058	1.1000	0.526